Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

SCHEDULES SECOND QUARTER 2026 RESULTS RELEASE

AND CONFERENCE CALL FOR AUGUST 12, 2026

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Conference Call Scheduled at 9am Eastern Time

AZOUR, Israel – July 20, 2026 – Ituran Location and Control Ltd. (NASDAQ: ITRN), announced that it will be releasing its second quarter 2026 results on Wednesday, August 12, 2026.

The Company will be hosting a video conference call later that day via Zoom, starting at 9am Eastern Time, 6am Pacific Time and 4pm Israel time. On the call, management will review and present the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link:

https://us06web.zoom.us/webinar/register/WN_mE4jXN-IS0ufW5K5ZyeaUg

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number. If you have an issue with registration, please contact the Ituran investor relations team, well in advance of the call.

For those unable to participate, the call will be available for replay through the same link, or from a link to the recording on Ituran’s website, beginning within a few hours following the end of the call.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran’s subscriber base has been growing significantly since the Company’s inception to over 2.6 million subscribers using its location-based services with a market-leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi Deputy CEO &VP Finance, Ituran udi_m@ituran.com (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040